UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                           BOSTON LIFE SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    100843408
             -------------------------------------------------------
                                 (CUSIP Number)


                                  June 15, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This Amendment No. 6 amends the statement on Schedule 13D, dated September 29, 2003, as amended, relating to Boston Life Sciences, Inc. (the "Company") as follows:

ITEM 4.     PURPOSE OF THE TRANSACTION

            The following is added after the last paragraph of Item 4:

            On June 15, 2004, the Company and the Reporting Persons entered into a Settlement and Standstill Agreement (the "Settlement Agreement") pursuant to which, among other things:

            1. the Board of Directors of the Company was reconstituted to consist of five directors: Robert L. Gipson, Robert Langer, Marc
               E. Lanser, Michael J. Mullen and John T. Preston;

            2. the Company agreed that, upon the hiring by the Company of a new chief executive officer (the "New CEO"), it will increase the size of the Company's Board of Directors by two, and such New CEO and an independent director recommended by the New CEO and reasonably acceptable to Board of Directors of the Company will be added as directors of the Company;

            3. the Company agreed to nominate for election as directors of the
               Company at the 2004 annual meeting of stockholders the persons listed in 1 above and, if the New CEO and the additional person recommended by the New CEO have been added as directors of the Company prior to the mailing by the Company of its proxy materials for the 2004 annual meeting, such two additional directors (collectively, the "Nominees");

            4. the Reporting Persons agreed to vote, and agreed to use good faith efforts to cause their affiliates to vote, the Shares over which they have voting power at the Company's 2004 annual meeting of stockholders in favor of:

               (i)   the election of the Nominees as directors of the Company;

               (ii) an amendment to the Company's certificate of incorporation increasing to 80 million the number of shares of its common stock authorized for issuance; and

               (iii) an amendment to Company's 1998 Omnibus Stock Option Plan to increase to 6.1 million the number of shares issuable upon exercise of options granted thereunder;

            5. the Reporting Persons agreed not to (and Messrs. Gipson and
               Boucher agreed to cause their respective spouses and children not
               to) seek the removal of any Nominee as a director of the Company prior to March 31, 2005, acting as a stockholder of the Company, it being understood that this provision in no way restricts any person's actions as a director of the Company;

            6. the Company and Messrs. Hillson and Lanser, on the one hand, and the Reporting Persons, on the other hand, entered into a mutual release of claims pursuant to which they released each other from certain claims relating to the disputes between them;

            7. the Company confirmed certain separation arrangements with S.
               David Hillson and entered into an employment agreement with Marc
               E. Lanser;

            8. the Company arranged for the issuance of an irrevocable standby letter of credit in the amount of $4,785,550, which represents the aggregate amount of principal and interest payments remaining on convertible notes that the Company had previously issued to ISVP; and

            9. the Company paid $300,000 to I&S as reimbursement of certain expenses.

      The foregoing discussion of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is filed as
Exhibit 6 hereto. As a result of the Settlement Agreement, the Reporting Persons no longer intend to propose an alternative slate of directors of the Company at the 2004 annual meeting or to solicit proxies in favor of an alternative slate.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The following is added after the last paragraph of Item 6:

            See Item 4 for a description of the Settlement Agreement.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following paragraph is added after the last paragraph of Item 7:

            The Index to Exhibits of Amendment No. 6 to Schedule 13D is incorporated herein by reference.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 16, 2004


INGALLS & SNYDER, LLC


By: /s/ THOMAS O. BOUCHER, JR.
   --------------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ THOMAS O. BOUCHER, JR.
   --------------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/s/ THOMAS O. BOUCHER, JR.
-----------------------------------------
Thomas O. Boucher, Jr.


/s/ ROBERT L. GIPSON
-----------------------------------------
Robert L. Gipson

                                INDEX TO EXHIBITS

            The following is filed as an Exhibit hereto:

            6. Settlement and Standstill Agreement dated as of June 15, 2004 among the Company and the Reporting Persons.